Exhibit 99.3

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
PACIFIC DRILLING S.A.
Société anonyme
Registered Office: 8-10 Avenue de la Gare, L-1610 Luxembourg
R.C.S. Luxembourg B 159.658

Dear Shareholders:

The Board of Directors (the Board) of Pacific Drilling S.A. (the Company) hereby provides notice that an Extraordinary General Meeting of Shareholders of the Company (the EGM) will be held in Luxembourg on May 24, 2016 at 3:00 p.m. Central European Time with the following agenda:

AGENDA

1.
In order to effect a reorganization of the Company’s share capital, approve and effect a reverse stock split of the issued shares of the Company by exchanging 10 existing shares of the Company against 1 new share (the Reverse Stock Split), and consequently, exchange all of the 225,510,784 shares in the Company against 22,551,078 new shares, to be effective as of May 24, 2016 (the Effective Date);

2.
Cancel an amount corresponding to the aggregate accounting par value of all the fractional interests resulting from the Reverse Stock Split and reimburse the owners of fractional interests in an amount in cash equal to the fractional proportion of the share multiplied by the closing share price of the shares as quoted on the New York Stock Exchange (the NYSE) on the Effective Date;

3.
Subject to items 1 and 2 above being adopted, reduce the issued share capital of the Company from its current amount of Two Million Two Hundred Fifty Five Thousand One Hundred and Seven United States Dollars (USD 2,255,107) to an amount of Two Hundred Twenty Five Thousand Five Hundred and Ten United States Dollars (USD 225,510) and cancel 202,959,706 shares in the Company;

4.	Subject to items 1 to 3 above being adopted, amend article 5.1 of the articles of association of the Company (the Articles), to read as follows:

5.1. “The share capital is set at Two Hundred Twenty Five Thousand Five Hundred Ten United States Dollars (USD 225,510) represented by Twenty Two Million Five Hundred Fifty One Thousand and Seventy Eight (22,551,078) shares in registered form, without nominal value.”

5.	Subject to items 1 to 4 above being adopted and in accordance with item 2 above, further reduce the issued share capital of the Company by an amount resulting from the cancellation of all the fractional interests resulting from the Reverse Stock Split and delegate the power and instruct the Board to record by way of notarial deed the final amount of the foregoing capital reduction within one (1) month of the Effective Date; and

6.
Authorize any director or officer of the Company in office from time to time, or any lawyer of the Luxembourg law firm Wildgen, Partners in Law, (each an Authorized Person, and collectively, the Authorized Persons) each of them acting alone and with full power of substitution, for and on behalf of the Company, to take any such action and execute any such documents as may be required or useful for the implementation of the reorganization of the share capital of the Company and in particular the Reverse Stock Split of the issued shares of the Company as well as (without limitation) the resolutions to be taken on the basis of the present agenda and in particular to proceed to and carry out any required formalities in Luxembourg as well as in the United States of America or any other jurisdiction where necessary and ratify any action taken by any Authorized Person with respect to the EGM (including only for the Authorized Persons who are directors of the Company, the approval of the final documents and execution of the convening notices for the EGM).

Luxembourg, May 2, 2016

/s/ Christian J. Beckett
Christian J. Beckett
Executive Director, Chief Executive Officer

Notes:

1.
The Board has fixed the close of business on April 22, 2016 as the record date for the determination of the shareholders entitled to vote at the extraordinary general meeting or any adjournment thereof.

2.
At the extraordinary general meeting, provided a quorum of the holders of at least one-half of the share capital is represented, the proposed resolutions shall be adopted by at least two-thirds of the votes cast. Each share is entitled to one vote.

3.
No shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than three (3) business days before the time the meeting is held. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

4.
A Form of Proxy is enclosed for use by holders of shares registered in The Norwegian Central Securities Depository in connection with the business set out above and should be returned to DNB Bank ASA, Registrars Department, P.O. Box 1600, 0021 Oslo, Norway or alternatively by e-mail vote@dnb.no within the aforementioned date and time. Holders of shares registered in the United States should vote according to the separate voting instructions provided.

IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES, TO VOTE YOUR SHARES, YOU CAN (1) USE THE INTERNET AS DESCRIBED ON YOUR PROXY CARD; (2) CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR (3) COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
PACIFIC DRILLING S.A.

COMPANY PROPOSALS

PROPOSAL 1 –APPROVAL
The Board has considered the reorganization of the issued share capital of the Company in connection with the Reverse Stock Split, and the subsequent exchange of all of the existing 225,510,784 shares in the Company against 22,551,078 new shares.
The Board recommends that the shareholders approve the reorganization of the issued share capital, the Reverse Stock Split at the exchange ratio of 10 existing shares of the Company to 1 new share, and the subsequent exchange of all of the existing 225,510,784 shares in the Company against 22,551,078 new shares, effective as of May 24, 2016 (the Effective Date).

PROPOSAL 2 – APPROVAL
The Board has considered the cancellation of all of the fractional interests resulting from the Reverse Stock Split and reimbursement to all of the owners of such fractional interests in an amount in cash equal to the fractional proportion of the share multiplied by the closing share price of the shares as quoted on the NYSE on the Effective Date.
The Board recommends that the shareholders approve the cancellation of all of the fractional interests resulting from the Reverse Stock Split and reimbursement to the owner of such fractional interests in an amount in cash equal to the fractional proportion of the share multiplied by the closing share price of the shares as quoted on the NYSE on the Effective Date.

PROPOSAL 3 – APPROVAL
The Board has considered, subject to the approval of the Reverse Stock Split and cancellation of the resulting fractional shares, the corresponding reduction of the issued share capital of the Company.
The Board recommends that, subject to the approval of Proposals 1 and 2, the shareholders approve the reduction of the issued share capital of the Company from its current amount of Two Million Two Hundred Fifty Five Thousand One Hundred and Seven United States Dollars (USD 2,255,107) to an amount of Two Hundred Twenty Five Thousand Five Hundred and Ten United States Dollars (USD 225,510) and the cancellation of 202,959,706 shares in the Company.

PROPOSAL 4 – APPROVAL
The Board has considered an amendment to the Articles to reflect the aforementioned resolution.
The Board recommends that, subject to the approval of Proposals 1, 2 and 3, the shareholders approve the amendment of article 5.1 of the Articles to read as follows:
“5.1. “The share capital is set at Two Hundred Twenty Five Thousand Five Hundred Ten United States Dollars (USD 225,510) represented by Twenty Two Million Five Hundred Fifty One Thousand and Seventy Eight (22,551,078) shares in registered form, without nominal value.”

PROPOSAL 5 – APPROVAL
The Board has considered the further reduction of the issued share capital of the Company by the amount resulting from the cancellation of all of the fractional interests resulting from the Reverse Stock Split and the delegation of power and instruction to the Board to record by way of notarial deed the final amount of the foregoing capital reduction within one (1) month of the Effective Date.
The Board recommends that the shareholders approve the further reduction of the issued share capital of the Company by the amount resulting from the cancellation of all the fractional interests resulting from the Reverse Stock Split and the delegation of power and instruction to the Board to record by way of notarial deed the final amount of the foregoing capital reduction within one (1) month of the Effective Date.

PROPOSAL 6 – APPROVAL
The Board recommends that the shareholders approve the authorization to any director or officer of the Company in office from time to time, or any lawyer of the Luxembourg law firm Wildgen, Partners in Law, (each an Authorized Person, and collectively, the Authorized Persons) each of them acting alone and with full power of substitution, for and on behalf of the Company, to take any such action and execute any such documents as may be required or useful for the implementation of the reorganization of the share capital of the Company and in particular the Reverse Stock Split of the issued shares of the Company as well as (without limitation) the resolutions to be taken on the basis of the present agenda and in particular to proceed to and carry out any required formalities in Luxembourg as well as in the United States of America or any other jurisdiction where necessary and ratify any action taken by any Authorized Person with respect to the EGM (including only for the Authorized Persons who are directors of the Company, the approval of the final documents and execution of the convening notices for the EGM).

OTHER BUSINESS
Management knows of no business that will be presented for consideration at the EGM other than that stated in this notice of EGM.